Exhibit 99.1

Investor News	Oliver Maier
Head of Investor Relations

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
oliver.maier@fmc-ag.com
www.fmc-ag.com

December 10, 2012

Fresenius Medical Care Announces Appointment of Chief Officer for Global Research and Development

Bad Homburg, Germany — Fresenius Medical Care AG & Co. KGaA (“the company” or “Fresenius Medical Care”), the world’s largest provider of dialysis products and services, announced today the appointment of Dr. Olaf Schermeier (40) as chief officer of global research and development (R&D) and member of the management board. He will start in his new position on March 1st, 2013.

Dr. Schermeier has many years of experience in various areas of the health care industry. Since 2004 he has served in senior research and development positions and currently serves as president of global R&D for Draeger Medical, Lübeck, Germany. In this capacity he leads the organization’s global product development for respiratory therapy, anesthesia, warming therapy, patient monitoring and clinical IT. He was also responsible for reorganizing the company’s R&D efforts into one global R&D organization. Dr. Schermeier holds a doctorate degree (PhD) in Computer Science from the Technical University of Berlin, Germany and graduated from the University of Hannover, Germany in Electrical Engineering.

Rice Powell, chief executive officer of Fresenius Medical Care effective January 1, 2013, said: “It is important for our future to continue to ensure market-oriented product innovations and improvements. At the same time we have to further increase the efficiency of our processes on a global basis. For this reason, we created the new role chief officer of global R&D. Olaf Schermeier’s depth of global experience with Draeger Medical will provide us with some superb knowledge in this respect. We are fortunate to have a person as qualified as Olaf Schermeier and we are looking forward to working with him in this role”.

Fresenius Medical Care is the world’s largest integrated provider of products and services for individuals undergoing dialysis because of chronic kidney failure, a condition that affects more than 2.1 million individuals worldwide. Through its network of 3,135 dialysis clinics in North America, Europe, Latin America, Asia-Pacific and Africa, Fresenius Medical Care provides dialysis treatment to 256,521 patients around the globe. Fresenius Medical Care is also the world’s leading provider of dialysis products such as hemodialysis machines, dialyzers and related disposable products.

For more information about Fresenius Medical Care, visit the Company’s website at www.fmc-ag.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.